LOOMIS SAYLES FUNDS II

December 3, 2008

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Loomis Sayles Funds II

Post-Effective Amendment No. 52

(File Nos.: 033-39133 and 811-06241)

Dear Sir or Madam:

On behalf of Loomis Sayles Funds II (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 52 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The enclosed Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the “1933 Act”) the Investment Company Act of 1940, as amended and Rule 101(a)(1)(i) of Regulation S-T. It is proposed that the Amendment become effective on February 1, 2009.

The Registrant is filing the Amendment to incorporate disclosure with respect to credit default swaps and options. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions or comments on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete
Assistant Secretary